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1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com


MEMORANDUM
TO:            Ellen Sazzman
               U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:          Susan Rhee
               ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:          March 28, 2007
SUBJECT:       Response to Additional Comments to Form N-1A for
               JNL Series Trust (the "Trust") File Nos: 33-87244 and 811-8894
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This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission" and "Commission Staff", as appropriate) additional comments received telephonically on March 28, 2007 to the Trust's 485APOS filing on Form N1-A.

Each of the comments, as we understood them, is repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus and statement of additional information.

PROSPECTUS

3. FOR THE JNL/SELECT LARGE CAP GROWTH FUND, IN THE SECTION ENTITLED "THE SUB-ADVISER AND PORTFOLIO MANAGEMENT", PLEASE PROVIDE TITLES FOR MESSRS. SHILLING AND BOSELLI FOR THE LAST 5 YEARS.

     We respectfully disagree with this comment. However, in the interests of time, we have amended the disclosure as follows with the underscored language (if viewed through EDGAR the underscores are reflected in all caps):

     Andrew J. Shilling, CFA, Senior Vice President, Partner and Equity Portfolio Manager of Wellington Management, has served as portfolio manager since May 2007 and has been involved in portfolio management and securities analysis for the Fund since May 2004 and for clients of the firm for at least the past five years. Mr. Shilling joined Wellington Management as an investment professional in 1994. HE BECAME A VICE PRESIDENT IN 1996 AND A SENIOR VICE PRESIDENT IN 2003.

     John A. Boselli, CFA, Senior Vice President, Partner of Wellington Management and Equity Portfolio Manager, has been involved in portfolio management and securities analysis for the Fund since May 2007 and for clients of the firm for at least the past five years and has served as portfolio manager for the Fund from May 2004 to April 2007. Mr. Boselli joined Wellington Management as an investment professional in 2002. MR. BOSELLI JOINED WELLINGTON MANAGEMENT AS A VICE PRESIDENT AND INVESTMENT PROFESSIONAL IN 2002 AND BECAME A SENIOR VICE PRESIDENT IN 2005.

As we discussed, we will include the agreed upon changes in the Trust's upcoming 485BPOS filing which is expected to be filed on or about April 20, 2007.

It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

JNL/SELECT LARGE CAP GROWTH FUND

THE SUB-ADVISER AND PORTFOLIO MANAGEMENT. The Sub-Adviser to the JNL/Select Large Cap Growth Fund is Wellington Management Company, LLP ("Wellington Management"). Wellington Management is a Massachusetts limited liability partnership with principal offices at 75 State Street, Boston, Massachusetts 02109. Wellington Management is a professional investment counseling firm which provides investment services to investment companies, employee benefit plans, endowments, foundations and other institutions. Wellington Management and its predecessor organizations have provided investment advisory services for over 70 years.

As of December 31, 2006, Wellington Management had investment management authority with respect to approximately $575 billion in assets.


Andrew J. Shilling, CFA, Senior Vice President, Partner and Equity Portfolio Manager of Wellington Management, has served as portfolio manager since May 2007 and has been involved in portfolio management and securities analysis for the Fund since May 2004 and for clients of the firm for at least the past five years. Mr. Shilling joined Wellington Management as an investment professional in 1994. He became a Vice President in 1996 and a Senior Vice President in 2003.

John A. Boselli, CFA, Senior Vice President, Partner of Wellington Management and Equity Portfolio Manager, has been involved in portfolio management and securities analysis for the Fund since May 2007 and for clients of the firm for at least the past five years and has served as portfolio manager for the Fund from May 2004 to April 2007. Mr. Boselli joined Wellington Management as an investment professional in 2002. Mr. Boselli joined Wellington Management as a Vice President and investment professional in 2002 and became a Senior Vice President in 2005.


The  SAI  provides   additional   information  about  the  portfolio   manager's
compensation, other accounts managed, and ownership of securities in the Fund.

A  discussion   regarding  the  Board  of  Trustees'  basis  for  approving  the sub-advisory agreement is available in the Fund's Semi-Annual Report dated June 30, 2006.